UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: Expires: Estimated average burden hours per response:	3235-0080 March 31, 2018 1.7
Washington, D.C. 20549
FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION
UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-36187

Issuer:	Evogene Ltd.
Exchange:	The New York Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Address:	13 Gad Feinstein Street
Park Rehovot, P.O.B 2100
Rehovot 7612002 Israel

Telephone number: +972-8-931-1900
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)
Ordinary Shares par value NIS 0.02 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. [1]

☑
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Evogene Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Evogene Ltd.

By:	/s/ Eyal Leibovitz
Eyal Leibovitz
Chief Financial Officer

Dated: December 29, 2016